ARD Finance S.A. 56, rue Charles Martel L-2134 Luxembourg T: +352 26 25 85 - 55 F: +352 26 38 94 - 44 E: enquiries@ard-sa.com April 12, 2017

VIA EDGAR SUBMISSION

Pamela Long

Assistant Director

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Ref.:       ARD Finance S.A.

Registration Statement on Form F-4

File No. 333-216725

Dear Ms. Long:

Reference is made to the registration statement on Form F-4 (File No. 333-216725) (the “Registration Statement”) of ARD Finance S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Company”), relating to the Company’s offers to exchange (the “Exchange Offers”) its outstanding $770,000,000 in aggregate principal amount of 7.125% / 7.875% Senior Secured Toggle Notes due 2023 and €845,000,000 in aggregate principal amount of 6.625% / 7.375% Senior Secured Toggle Notes due 2023 that were issued in September 2016 for a like principal amount of 7.125% / 7.875% Senior Secured Toggle Notes due 2023 and 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “New Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests the acceleration of the effective date of the Registration Statement so that it will become effective under the Securities Act by 9:00 a.m., Eastern Daylight Time, on April 13, 2017, or as soon thereafter as practicable.  Please call Richard Alsop at (212) 848-7333 to provide notice of effectiveness.

The Company is registering its proposed Exchange Offers on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co. Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers).  The Company hereby makes the following representations to the Staff of the Commission:

1.                                      The Company has not entered into any arrangement or understanding with any person who will receive New Notes in the Exchange Offers to distribute those securities following completion of the Exchange Offers. The Company is not aware of any person that will participate in the Exchange Offers with a view to distribute the New Notes.

2.                                      The Company will disclose to each person participating in the Exchange Offers that if such participant acquires the New Notes for the purpose of distributing them, such person:

•                                          Cannot rely on the staff’s interpretive position expressed in the Exxon Capital line of no-action letters, and

•                                          Must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell New Notes, and be identified as an underwriter in the related prospectus.

3.                                      The Company will include in the letter of transmittal or similar document an acknowledgement to be executed by each person participating in the Exchange Offers that such participant does not intend to engage in a distribution of the New Notes. In addition, the Company will include in the letter of transmittal or similar document an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of New Notes received pursuant to the Exchange Offers. The letter of transmittal or similar document may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature page follows]

Very truly yours,

/s/ Torsten Schoen

Torsten Schoen
Authorised Officer

cc:           Edward M. Kelly, Esq. — United States Securities and Exchange Commission

Richard B. Alsop, Esq. — Shearman & Sterling LLP